SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              _____________________


                                  SCHEDULE 13D
                                  (Rule 13d-1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 10)(1)

                            MARVEL ENTERPRISES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    57383M108
                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 318-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 2004
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.


____________
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                       ---------------------------
CUSIP NO. 57383M108                   13D                 PAGE 2 OF 9 PAGES
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Isaac Perlmutter
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      29,039,413
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      29,039,413
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,039,413
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      25.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP NO. 57383M108                   13D                 PAGE 3 OF 9 PAGES
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Object Trading Corp.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      14,622,680
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      14,622,680
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,622,680
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      13.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP NO. 57383M108                   13D                 PAGE 4 OF 9 PAGES
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Isaac Perlmutter Trust 01/28/1993
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      4,955,707
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      4,955,707
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,955,707
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      4.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP NO. 57383M108                   13D                 PAGE 5 OF 9 PAGES
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Zib, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      3,694,645
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      3,694,645
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,694,645
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      3.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 10 to Schedule 13D is being filed on behalf of
(1) Isaac Perlmutter; (2) Object Trading Corp. ("Object Trading"); (3) Isaac Perlmutter Trust 01/28/1993 (the "Trust"); and (4) Zib, Inc. ("Zib") to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib; (2) the Trust; (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter; (6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Enterprises, Inc. ("Marvel"). Mr. Perlmutter, Object Trading, the Trust and Zib are together referred to in this Statement as the "Reporting Persons." This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.     Security of Issuer.

            Unchanged.

Item 2.     Identity and Background.

            Unchanged.

Item 3.     Source and Amount of Funds or Other Consideration.

            Unchanged.

Item 4.     Purpose of Transaction.

            Unchanged.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated as follows:

            (a) As of May 24, 2004, the Reporting Persons (including all executive officers and directors set forth in Schedule I) may be deemed to beneficially own, to the best of their knowledge, an aggregate of 29,039,413 shares of common stock, par value $0.01 per share (the "Common Stock"), of Marvel, representing approximately 25.2% of the shares of Common Stock that either are currently outstanding or would be outstanding upon the exercise of options held by the Reporting Persons.

            (b) Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 29,039,413 shares of Common Stock. Mr. Perlmutter owns directly (i) 3,036,026 currently outstanding shares of Common Stock and (ii) options that are immediately exercisable for 6,425,000 shares of Common Stock. As the sole stockholder of Object Trading, Mr. Perlmutter beneficially owns 14,622,680 shares of Common Stock owned by this entity. Finally, because the Trust is the sole stockholder of Zib, which owns 3,694,645 shares of Common Stock, and because Mr. Perlmutter is a trustee and the sole beneficiary of the Trust, which owns 1,261,062 shares of Common Stock, he may be deemed to beneficially own the combined amount of 4,955,707 shares of Common Stock owned by these two entities.



                              (Page 6 of 9 Pages)

            Object Trading may be deemed to possess the sole power to vote and dispose of 14,622,680 shares of Common Stock. As more fully described above, the Trust may be deemed to possess the sole power to vote and dispose of an aggregate amount of 4,955,707 shares of Common Stock. Zib may be deemed to possess the sole power to vote and dispose of 3,694,645 shares of Common Stock.

            With regard to each executive officer and director of Object Trading, the Trust and Zib, such individuals have the sole power to vote and dispose of that amount of Common Stock set forth on Schedule I attached hereto.

            (c) During the past 60 days, the Reporting Persons effected the following transaction in shares of Common Stock:

            On May 20, 2004, Zib sold in a private sale 4,000,000 shares of Common Stock at a price per share of $19.23. This sale was reported by Mr. Perlmutter and Object Trading on a Form 4 filed with the Securities and Exchange Commission on May 20, 2004.

            (d) Not applicable.

            (e) As further described in item (c) above, as of May 20, 2004, Zib and the Trust each ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

            The sale described in item 5(c) above was arranged in coordination with a sale on May 20, 2004 of 2,000,000 shares of Common Stock at a price per share of $19.23 by Avi Arad, a director and executive officer of Marvel. Mr. Arad reported his sale on a Form 4 filed with the Securities and Exchange Commission on May 20, 2004. Both transactions were effected through private "block" trades arranged by a single broker.


Item 7.     Material to be Filed as Exhibits.

            None.



                              (Page 7 of 9 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 27, 2004                      /s/   Isaac Perlmutter
                                       -----------------------------------------
                                                Isaac Perlmutter


Dated:  May 27, 2004                OBJECT TRADING CORP.


                                    By:   /s/   Isaac Perlmutter
                                       -----------------------------------------
                                    Name:  Isaac Perlmutter
                                    Title: President


Dated:  May 27, 2004                ISAAC PERLMUTTER TRUST 01/28/1993


                                    By:   /s/   Isaac Perlmutter
                                       -----------------------------------------
                                    Name:  Isaac Perlmutter
                                    Title: Trustee


Dated:  May 27, 2004                ZIB, INC.


                                    By:   /s/   Isaac Perlmutter
                                       -----------------------------------------
                                    Name:  Isaac Perlmutter
                                    Title: President



                              (Page 8 of 9 Pages)

                                   SCHEDULE I
                                   ----------

                        EXECUTIVE OFFICERS AND DIRECTORS

      The name and present principal occupation or employment of each of the executive officers and directors of Object Trading, the Trust and Zib are set forth below.

1.    Object Trading Corp.
      --------------------

                           Present Principal
                            Occupation or                              Marvel
Name and Positions Held       Employment        Business Address      Ownership
-----------------------       ----------        ----------------      ---------

Isaac Perlmutter               Investor         P.O. Box 1028        29,039,413
President and sole                              Lake Worth, FL
Director                                        33460

2.    Isaac Perlmutter Trust 01/28/1993
      ---------------------------------

                           Present Principal
                            Occupation or                              Marvel
Name and Positions Held       Employment        Business Address      Ownership
-----------------------       ----------        ----------------      ---------

Isaac Perlmutter               Investor         P.O. Box 1028        29,039,413
Trustee                                         Lake Worth, FL
                                                33460

Laura Perlmutter               Investor         P.O. Box 1028            -0-
Trustee                                         Lake Worth, FL
                                                33460

3.    Zib, Inc.
      ---------

                         Present Principal
                           Occupation or                                Marvel
Name and Positions Held      Employment        Business Address       Ownership
-----------------------       ----------        ----------------      ---------

Isaac Perlmutter              Investor       P.O. Box 1028            29,039,413
President and Director                       Lake Worth, FL 33460

Robert M. Grosser            Consultant      RKG Consulting Corp.        -0-
Director                                     63 Ramapo Valley
                                             Road
                                             Suite 101
                                             Mahwah, NJ 07430



(Page 9 of 9 Pages)